Exhibit 21.1

LIST OF SUBSIDIARIES OF THE COMPANY

Name of Subsidiary	Jurisdiction of Incorporation
BlackLine Intermediate, Inc.	Delaware
BlackLine Systems, Inc.	Delaware
BlackLine Systems Pty Ltd.	Australia
BlackLine Systems, Ltd.	Canada
BlackLine Systems S.a r.l.	France
BlackLine Systems Gmb H	Germany
BlackLine Systems Pte. Ltd.	Singapore
BlackLine Systems Limited	United Kingdom